UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 3

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

ANDRÉ FRENETTE

Canadian Consulate General

466 Lexington Ave

New York, New York 10017

Copies to:

CATHERINE M. CLARKIN Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	RICHARD GROEN Deputy Minister of Finance Province of Manitoba Department of Finance Room 109, Legislative Building 450 Broadway Winnipeg, Manitoba Canada R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2022 to add the following exhibits:

Exhibit 99.1	Underwriting Agreement, dated as of July 20, 2023, relating to the Province’s 4.300% Global Debentures Series HF due July 27, 2033 (the “Debentures”), by and among the Province of Manitoba and CIBC World Markets Corp., National Bank of Canada Financial Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC, as representative of the several underwriters named in Schedule II thereto

Exhibit 99.2	Fiscal Agency Agreement, dated as of July 27, 2023, relating to the Debentures

Exhibit 99.3	Form of Debenture

Exhibit 99.4	Opinion of a Crown Counsel of the Department of Justice of the Province (including an Order-in-Council attached as an annex thereto)

Exhibit 99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on July 27, 2023.

Province of Manitoba

By:	/s/ Nicoleta Oprea
Nicoleta Oprea
Assistant Deputy Minister, Treasury Division

EXHIBIT INDEX

Exhibit Number	Description
99.1	Underwriting Agreement, dated as of July 20, 2023, relating to the Province’s 4.300% Global Debentures Series HF due July 27, 2033 (the “Debentures”), by and among the Province of Manitoba and CIBC World Markets Corp., National Bank of Canada Financial Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC, as representative of the several underwriters named in Schedule II thereto

99.2	Fiscal Agency Agreement, dated as of July 27, 2023, relating to the Debentures

99.3	Form of Debenture

99.4	Opinion of a Crown Counsel of the Department of Justice of the Province (including an Order-in-Council attached as an annex thereto)

99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures